Exhibit 99.1

News

RiT TECHNOLOGIES REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER & FULL YEAR 2010

– Significant Improvement in Top-Line and Bottom-Line Results Compared with 2009 –
– Q4: Revenues Up 29% YOY, Net Loss Down 31% –
– 2010: Revenues Up 32% YOY, Net Loss Down 46% –

Tel Aviv, Israel – February 1, 2011 – RiT Technologies (NASDAQ: RITT), today announced its financial results for the fourth quarter and full year ended December 31, 2010.

Revenues for the fourth quarter of 2010 were $2.8 million, up 29% compared with $2.2 million for the fourth quarter of 2009. Net loss for the quarter was $1.1 million ($0.28 per share on a basic and diluted basis) compared with $1.6 million ($0.61 per share on a basic and diluted basis) in the fourth quarter of 2009.

For the twelve month period, revenues increased by 32% to $11.4 million from $8.7 million in 2009. Net loss for the year decreased by 46% to $3.5 million ($1.10 per share on a basic and diluted basis) compared with $6.5 million ($2.48 per share on a basic and diluted basis) for 2009.

Comments of Management
Commenting on the results, Mr. Eran Ayzik, RiT’s President and CEO, said, “2010 was a transitional period during which we reorganized and stabilized the Company and began executing a strategy aimed at renewed growth and profitability. We are pleased to have been able to achieve a 46% reduction in our net loss for the year together with a 32% increase in our sales.

“However, our revenues are still below their true potential. In 2011 we will continue executing our strategy, including the expansion of our sales and marketing efforts and the development of an exciting new cabling product line. With the intention of doubling our sales force, we have recently added several sales people and will soon be adding more. In parallel, we continue to make progress in building out our channels for targeted emerging markets, as demonstrated by the agreements announced during the quarter and the additional partnerships that are currently in discussion.”

Mr. Ayzik concluded, “Taken as a whole, we are progressing according to plan. With recovering markets, superb products and a strengthened sales and marketing team, we are poised for growth in 2011 and for the long term.”

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel

News

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi
CFO
972-3-766-4249
motia@rit.co.il

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel

News

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S GAAP)
(U.S dollars in thousands, except per share data)

	For the three		For the Year
	months ended		ended
	December 31,		December 31,
	(Unaudited)		(Unaudited)

	2010	2009	2010	2009
	U.S. $	U.S. $	U.S. $	U.S. $

Sales	2,849	2,214	11,400	8,655
Cost of sales	1,632	1,307	6,325	4,710
Gross profit	1,217	907	5,075	3,945

Operating costs and expenses:
Research and development:
Research and development, gross	448	760	1,976	3,158
Less - royalty-bearing participation	0	206	73	206
Research and development, net	448	554	1,903	2,952

Sales and marketing	1,294	1,417	4,581	5,268
General and administrative	567	521	2,012	2,065
Total operating expenses	2,309	2,492	8,496	10,285
Operating Loss	(1,092)	(1,585)	(3,421)	(6,340)
Financial income (loss), net	(10)	(7)	(71)	(110)
Net Income (Loss)	(1,102)	(1,592)	(3,492)	(6,450)

Basic and Diluted net Loss per ordinary share	(0.28)	(0.61)	(1.10)	(2.48)

Weighted average number of ordinary shares, used to compute basic and diluted net loss per ordinary share	3,929,207	2,604,428	3,171,124	2,604,428

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel

News

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	December 31,2010	December 31,2009
	(Unaudited)	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	1,391	1,610
Trade receivables, net	3,000	2,044
Other current assets	259	462
Assets held for severance benefits	0	112
Inventories	3,310	3,355
Total Current Assets	7,960	7,583

Long term Assets
Trade receivables, net	0	181
Assets held for severance benefits	1,204	1,409
	1,204	1,590
Property and Equipment
Cost	3,298	3,252
Less - accumulated depreciation	3,038	2,870
	260	382

Total Assets	9,424	9,555
Liabilities and Shareholders' Equity
Current Liabilities
Short-term Loan	0	250
Trade payables	2,391	1,322
Other payables and accrued expenses	1,206	1,340
Liability in respect of employees' severance benefits	0	143
Total Current Liabilities	3,597	3,055
Other Liabilities
Convertible Loan from principal shareholder	1,519	1,805
Liability in respect of employees' severance benefits	1,377	1,633
	2,896	3,438
Total Liabilities	6,493	6,493
Shareholders' Equity
Share capital	3,555	559
Treasury stock	(27)	(27)
Additional paid-in capital	37,179	36,820
Accumulated deficit	(37,776)	(34,290)
Total Shareholders' Equity	2,931	3,062
Total Liabilities and Shareholders' Equity	9,424	9,555

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel